SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR SHAREHOLDERS’ PARTICIPATION IN
THE ANNUAL GENERAL MEETING OF BRASKEM S.A.
 TO BE HELD ON MAY 29, 2020

TABLE OF CONTENTS

A MESSAGE FROM MANAGEMENT	3
GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES	4
CALL NOTICE	9
RELATED DOCUMENTS AND LINKS	13
ATTACHMENT 1: FORM OF PROXY - INDIVIDUAL	14
ATTACHMENT 2: FORM OFPROXY– LEGAL ENTITY	15

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A MESSAGE FROM MANAGEMENT

Dear Shareholders,

In line with our commitment to the continuous pursuit of the best Corporate Governance practices, we have prepared this manual for Shareholders’ participation in the Company’s Annual General Meeting (“Manual”), to be held on May 29, 2020, at 03:00 p.m. (“Meeting”), exclusively in digital form, under the terms of article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of the Brazilian Security and Exchange Commission (“CVM”) Normative Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”), via digital platform Webex (“Digital Platform”). The Meeting was called to resolve on the following matters:

1.                 Examine, discuss and vote on the Management Report and respective Administrator’s Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2019, accompanied by the Independent Auditors’ Report and the Fiscal Council’s Report;

2.                 Examine, discuss and vote on the Management’s Proposal for the allocation of the net profit of the financial year ended on December 31, 2019, with partial use of the profit reserves to absorb the losses verified in the fiscal year;

3.                 Resolve on the election of members of the Company’s Board of Directors and alternates;

4.                 Resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors;

5.                 Resolve on the election of members of the Company’s Fiscal Council and respective alternates; and

6.                 Resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council related to the fiscal year to end on December 31, 2020.

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GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participating in the Meeting, we provide this Manual.

The information related to said resolution is available to the Shareholders in the Company’s office located at Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo – ZIP Code 05501-050, at the attention of the Company’s Investors Relations Department, on behalf of Ms. Rosana Cristina Avolio, on the Company’s website (www.braskem-ri.com.br) and CVM’s website (www.cvm.gov.br). The documents referred to in articles 9, 10, and 12 of CVM Ruling 481 were duly filed with to CVM via Empresas.Net System.

Shareholders’ Participation

Considering the recent updates regarding COVID-19 (coronavirus) cases in Brazil, mainly due to the currently existing restrictions on movement and gathering of people, the Meeting will be held exclusively in digital form, reason why the Shareholder’s participation can only be:

(a)             via remote voting ballot (“Ballot”), which detailed guidelines regarding the documentation required for remote voting are set forth in the ballot that can be accessed on the websites mentioned above ;

(b)             via Digital Platform, in person or by proxy duly compliant with the terms of article 21-C, paragraphs 2 and 3 of CVM Ruling 481, in which case the Shareholder may: (i) simply attend the Meeting, whether or not the Shareholder sent the Ballot; or (ii) attend and vote at the Meeting, noting that, as for the Shareholder who has already sent the Ballot, and who also wishes to vote at the Meeting, all voting instructions received through the Ballot will not be considered.

Given that the Meeting will be held exclusively in Digital Platform, it is worth to emphasize that the Shareholders who attend the Meeting under any of the options  provided herein (via Ballot or Digital Platform) and also wish to request and/or vote in a separate election for Board of Directors of the Company, must send directly to the Company, through e-mail ago2020@braskem.com, with a copy to e-mail braskem-ri@braskem.com, a statement of uninterrupted ownership under the terms of article 141,  paragraph 6 of Law No. 6,404, of December 15, 1976 (“Corporations Law”).

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See further detailed information about the deadlines and procedures for participation in the Meeting, also found in item 12.2 of the Reference Form:

(a)         Remote Voting Ballot: the Company shall adopt the remote voting system pursuant to CVM Ruling 481, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, No. 3.500, 3rd floor, in the City of São Paulo, Zip Code 04538-132, shareholders assistance through phone number 3003-9285 (capital and metropolitan areas); or 0800 7209285 (other locations); or by e-mail atendimentoescrituracao@itau-unibanco.com.br; or through website https://www.itau.com.br/investmentservices/assembleia-digital/; or (iii) directly to the Company: (iii.1) by physical means, by filing in the Company’s office at Rua Lemos Monteiro, No. 120, 24th floor, City of São Paulo, State of São Paulo, Zip Code 05501-050; or (iii.2) by electronic means, to e-mail ago2020@braskem.com, with a copy to e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, according to the guidelines set forth in item 12.2 of the Company's Reference Form and on the Ballot.

(b)         Digital Platform: the Shareholder who wishes to participate in the Meeting must send such inquiry to the Company through e-mail ago2020@braskem.com, with a copy to e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days before the Meeting (that is, by May 27, 2020), which must also be duly accompanied by all the Shareholder's documentation for attendance in the Meeting (as detailed above in the Guidelines for Shareholders' Participation and in the Management Proposal for the Meeting), noting that it will not be allowed access to the Digital Platform to Shareholders who do not submit the necessary participation documents within the period provided herein, pursuant to article 5, paragraph 3 of CVM Ruling 481.

The Company will send individual invitations to access the Digital Platform and the respective instructions to access the Digital Platform to Shareholders who have submitted their request within the period and under the conditions set forth above. The Shareholder who participates through Digital Platform will be considered attended at the Meeting, being able to exercise his/her respective voting rights, and sign the respective Minutes of the Meeting, pursuant to article 21-V, Paragraph 1 of CVM Ruling 481.

If the Shareholder who has duly requested his/her participation does not receive from the Company the e-mail with instructions for access and participation in the Meeting at least twenty four (24) hours prior to the Meeting (that is, until 03:00 p.m. on May 28, 2020), he/she must contact the Company by the phone number +55 (11) 3576-9531 - in any case, before 01:00 p.m. on May 29, 2020, in order to be resent (or provided by telephone) their respective instructions for access.

The Company will provide technical assistance in the event that Shareholders have any issues to attend the Meeting. However, the Company is not responsible for any operational or connection issues that the Shareholder may face, as well as for any other issues outside the Company that may make it difficult or impossible for the Shareholder to participate and vote in the Meeting.

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The Company also recommends that Shareholders familiarize in advance with its use, as well as ensure the compatibility of their respective electronic devices with the use of the platform (by video and audio means). To this end, the Company will carry out a Webinar on May 28, 2020, between 03:00 p.m. and 04:00 p.m., for those Shareholders who have received the Company's e-mail with the respective instructions to access the Digital Platform and who have submitted your request within the time limit and under the conditions above. The Webinar will serve to verify the proper functioning of the Digital Platform at the Meeting’s day. The Company strongly recommends that all Shareholders who have received the Company's e-mail with the respective instructions to access the Digital Platform attend the mentioned Webinar.

Additionally, the Company asks for such Shareholders to access the Digital Platform at least thirty (30) minutes in advance of the time scheduled for the beginning of the Meeting in order to allow the validation of the access and participation of all Shareholders that will use the platform.

The Company's decision to hold the Meeting exclusively in digital form, pursuant to article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of CVM Ruling 481, was taken in a very specific and exceptional context, since Brazil and the rest of the world are experiencing a crisis caused by the pandemic of COVID-19, in which the movement of people is being increasingly limited by the competent authorities and which, including the opening of airspace, is one of the aspects of greater instability. Thus, the holding of the Meeting in an exclusively digital form reduces air travel need and health’s risk of all, which facilitates the participation of the Shareholders and others involved in holding the Meeting.

Foreign Shareholder Attending General Meetings

Foreign Shareholders must submit the same documentation as Brazilian Shareholders, and exceptionally for this Meeting, the Company will not demand that the foreign shareholders’ representation documents are notarized, consularized, apostilled, and accompanied by a sworn translation, being sufficient that the foreign shareholders send a copy of the original copies of such documents to the Company's e-mail address indicated above.

American Depositary Receipts Holders

American Depositary Receipts Holders are represented by The Bank of New York Mellon (“BONY”), as depositary institution, pursuant to the Deposit Agreement entered into with the Company.

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Forwarding the Documentation

Shareholders who wish to participate in the Meeting must submit the following documents to the e-mail ago2020@braskem.com, with a copy to e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days before the date designated for the Meeting, that is, by May 27, 2020: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the Shareholder together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Access to the Digital Platform will not be allowed to shareholders who do not submit the required participation documents within the period provided herein. If the Shareholder wishes to request a separate election for the Board of Directors, he/she must also submit, in advance of the period mentioned above, the statement of uninterrupted ownership, pursuant to article 141, paragraph 6 of the Corporations Law.

                The Company clarifies that, exceptionally for this Meeting, the Company will dismiss the requirement of delivering the hard copies of the Shareholders' representation documents to the Company's office, the requirement of certification by public notary of the signature of the grantor in the proxy to represent the Shareholder as well as the notarization, consularization or apostille annotation (as the case may be) and sworn translation of all Shareholder’s representation documents. The delivery of simple copies of the original documents to the Company's e-mail address indicated above will suffice. The Company does not admit proxies granted by Shareholders by electronic means (i.e., digitally signed proxies without any digital certification).

Voting Obstructions

Pursuant to the Corporations Law, a shareholder may not vote on resolutions of the general meeting related to the appraisal report of assets which she/he contributed to form the company’s capital stock and to the approval of her/his management accounts, or on any other resolutions which may specifically benefit her/him or in which she/he and the company may have conflicting interests.

If any of the attending Shareholders claim an alleged conflict of interests of a Shareholder, which prevents her/him from voting in the Meeting, or in another legal event of vote obstruction, and if the Shareholder herself/himself has not declared her/his obstruction, the general meeting’s presiding board shall suspend the resolution to listen to and receive such allegation, together with any counterclaims of such shareholder, before voting on the matter. The chairman of the meeting himself may, if he verifies a vote obstruction, request a clarification on the situation from the shareholder before voting the matter.

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In line with the understanding of CVM, in situations in which the vote obstruction is unequivocal and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such obstruction, and he is not allowed to obstruct the vote in other situations, without prejudice to the legal provisions on the possible annulment of the vote cast.

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

CALL NOTICE

ANNUAL GENERAL MEETING

OF MAY 29, 2020

Shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Annual General Meeting that will take place on  May 29, 2020, at 03:00 p.m., exclusively in digital form, under the terms of article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of the Brazilian Security and Exchange Commission (“CVM”) Normative Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”), via digital platform Webex (respectively, “Digital Platform” and “Meeting”), in order to resolve on the following Agenda:

1.                 Examine, discuss and vote on the Management Report and respective Administrator’s Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2019, accompanied by the Independent Auditors’ Report and the Fiscal Council’s Report;

2.                 Examine, discuss and vote on the Management’s Proposal for the allocation of the net profit of the financial year ended on December 31, 2019, with partial use of the profit reserves to absorb the losses verified in the fiscal year;

3.                 Resolve on the election of members of the Company’s Board of Directors and alternates;

4.                 Resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors;

5.                 Resolve on the election of members of the Company’s Fiscal Council and respective alternates; and

6.                 Resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council related to the fiscal year to end on December 31, 2020.

Camaçari/BA, April 29, 2020.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

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General Information:

1. The Management Proposal (“Proposal”) contemplating all of the documentation related to the matters included in the Agenda, the remote voting ballot (“Ballot”), other documents provided for in CVM Ruling 481 as well as other relevant information to exercise voting rights in the Meeting, were made available to the Company’s Shareholders on the date hereof, pursuant to CVM Ruling 481, and may be accessed through CVM’s website (www.cvm.gov.br) and the Company’s website (www.braskem-ri.com.br).

2. The documents referred to in article 133 of Law No. 6,404, of December 15, 1976, as amended (“Corporations Law”) are available to Shareholders at the Company's office at Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo, Zip Code 05501-050, on behalf of Rosana Cristina Avolio, at the Company's (www.braskem-ri.com.br) and CVM’s (www.cvm.gov.br) websites, and were published pursuant to article 133, paragraph 3, of the Corporations Law.

3. For the purposes provided for in article 141 of the Corporations Law and the CVM Normative Ruling No. 165, of December 11, 1991, as amended, as well as in article 4, item I of CVM Ruling 481, the minimum voting capital percentage to request that multiple vote system to elect the members of the Company’s Board of Directors in the Meeting is five percent (5%). However, adopting such voting system is not a viable scenario for the Company, considering that the number of outstanding common shares issued by the Company does not reach such quorum.

4. Considering the recent updates regarding COVID-19 (coronavirus) cases in Brazil, mainly due to the currently existing restrictions on movement and gathering of people, the Meeting will be held exclusively in digital form, reason why the Shareholder’s participation can only be:

(a)             via remote voting ballot, which detailed guidelines regarding the documentation required for remote voting are set forth in the ballot that can be accessed on the websites mentioned above;

(b)             via Digital Platform, in person or by proxy duly established under the terms of article 21-C, paragraphs 2 and 3 of CVM Ruling 481, in which case the Shareholder may: (i) simply attend the Meeting, whether or not the Shareholder sent the Ballot; or (ii) attend and vote at the Meeting, noting that, as for the Shareholder who has already sent the Ballot, and who also wishes to vote at the Meeting, all voting instructions received through the Ballot will not be considered.

4.1. Since the Meeting will be held exclusively in digital form, it is emphasized that the Shareholders who vote or attend the Meeting under any of the forms provided herein (via Ballot or Digital Platform) and also wish to request and/or vote in a separate election for the Company’s Board of Directors must submit directly to the Company, through e-mail ago2020@braskem.com, with a copy to e-mail braskem-ri@braskem.com, a statement of uninterrupted ownership under the terms of article 141, paragraph 6 of the Corporations Law.

10

5. Documents required to access the Digital Platform:

Shareholders who wish to attend the Meeting must submit the following documents to the email ago2020@braskem.com with a copy to the e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days before the date designated for the Meeting, that is, by May 27, 2020: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the Shareholder together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Pursuant to article 5, paragraph 3 of CVM Ruling 481, it will not be allowed access to the Digital Platform to the Shareholders who do not submit the required participation documents within the period provided herein. If the Shareholder wishes to request a separate election for the Board of Directors, he/she must also submit, in advance of the period mentioned above, the statement of uninterrupted ownership, pursuant to article 141, paragraph 6 of the Corporations Law.

                The Company clarifies that, exceptionally for this Meeting, the Company will dismiss the requirement of delivering the hard copies of the Shareholders' representation documents to the Company's office, the requirement of certification by public notary of the signature of the grantor in the proxy to represent the Shareholder as well as the notarization, consularization or apostille annotation (as the case may be) and sworn translation of all Shareholder’s representation documents. The delivery of simple copies of the original documents to the Company's e-mail address indicated above will suffice. The Company does not admit proxies granted by Shareholders by electronic means (i.e., digitally signed proxies without any digital certification).

6. Detailed information on the rules and procedures for participation and/or remote voting at the Meeting, including guidelines on access to the Digital Platform and for sending the Remote Voting Ballot, can be found in the Manual for Shareholders' Participation in the Meeting, in the Company's Management Proposal and other documents available on the websites of the CVM (www.cvm.gov.br) and the Company (www.braskem-ri.com.br).

7. The Company's decision to hold the Meeting exclusively in digital form, pursuant to article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of CVM Ruling 481, was taken in a very specific and exceptional context, since Brazil and the rest of the world are experiencing a crisis caused by the pandemic of COVID-19, in which the movement of people is being increasingly limited by the competent authorities and which, including the opening of airspace, is one of the aspects of greater instability. Thus, the holding of the Meeting in an exclusively digital form reduces air travel need and health’s risk of all, which facilitates the participation of the Shareholders and others involved in holding the Meeting.

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8. The Company reiterates its commitment to adopting measures to combat the pandemic of COVID-19 and to the safety of its Shareholders, employees and the communities in the regions where it operates.

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12

RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investor Relations - Braskem S.A.:	www.braskem-ri.com.br
Brazilian Securities Commission - CVM:	www.cvm.gov.br
Securities and Exchange Commission – SEC:	www.sec.gov
B3 S.A. - Brasil, Bolsa, Balcão:	www.b3.com.br
Brazilian Institute for Corporate Governance:	www.ibgc.org.br
Associação Brasileira da Indústria Química – ABIQUIM:	www.abiquim.org.br

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EXHIBIT 1: FORM OF PROXY - INDIVIDUAL

P R O X Y

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers’ Register of the Ministry of Economy (CPF/ME) under No. __________________, appoints and constitutes as their attorney-in-fact _____________________________, to which they grant special powers to represent the interests of the Grantor in the Annual General Meeting of Braskem S.A., with registered office at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on [•] [•], 2020, at 10:30 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______ ___________ , 2020.

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EXHIBIT 2: FORM OF PROXY – LEGAL ENTITY

P R O X Y

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of order of appointment), represent the interests of the Grantor in the Annual General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on [•] [•], 2020, at 10:30 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______ ___________, 2020.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.